Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

October 14, 2010

Dear Stockholder:

The special meeting of stockholders of Mirant Corporation to be held on October 25, 2010 is rapidly approaching. Our recent records indicate you still have not yet voted your shares. Your vote is important. Please take one moment of your time to vote your shares.

The Mirant board of directors has unanimously determined that the merger is advisable and in the best interests of Mirant and its stockholders and unanimously recommends that Mirant stockholders vote “FOR” the Merger proposal and “FOR” the Mirant Adjournment proposal, if necessary.

Approval of the Merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Mirant common stock entitled to vote on the proposal. Accordingly, every vote is important. For the Merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “against” such proposal.

Please vote today by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Julia A. Houston

Senior Vice President, General Counsel,

Chief Compliance Officer and Corporate Secretary

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the industry of generating, transmitting and distributing electricity (the “electricity industry”); changes in state, federal and other regulations affecting the electricity industry (including rate and other regulations); changes in, or changes in the application of, environmental and other laws and regulations to which Mirant and its subsidiaries and affiliates are or could become subject; the failure of Mirant’s plants to perform as expected, including outages for unscheduled maintenance or repair; environmental regulations that restrict Mirant’s ability or render it uneconomic to operate its business, including regulations related to the emission of CO2 and other greenhouse gases; increased regulation that limits Mirant’s access to adequate water supplies and landfill options needed to support power generation or that increases the costs of cooling water and handling, transporting and disposing off-site of ash and other byproducts; changes in market conditions, including developments in the supply, demand, volume and pricing of electricity and other commodities in the energy markets, including efforts to reduce demand for electricity and to encourage the development of renewable sources of electricity, and the extent and timing of the entry of additional competition in our markets; continued poor economic and financial market conditions, including impacts on financial institutions and other current and potential counterparties and negative impacts on liquidity in the power and fuel markets in which Mirant and its subsidiaries hedge and transact; increased credit standards, margin requirements, market volatility or other market conditions that could increase Mirant’s obligations to post collateral beyond amounts that are expected, including additional collateral costs associated with over-the-counter hedging activities as a result of new or proposed rules and regulations governing derivative financial instruments; Mirant’s inability to access effectively the over-the-counter and exchange-based commodity markets or changes in commodity market conditions and liquidity, including as a result of new or proposed rules and regulations governing derivative financial instruments, which may affect Mirant’s ability to engage in asset management, proprietary trading and fuel oil management activities as expected, or result in material gains or losses from open positions; deterioration in the financial condition of Mirant’s counterparties and the failure of such parties to pay amounts owed to Mirant or to perform obligations or services due to Mirant beyond collateral posted; hazards customary to the power generation industry and the possibility that Mirant may not have adequate insurance to cover losses resulting from such hazards or the inability of Mirant’s insurers to provide agreed upon coverage; the expected timing and likelihood of completion of the proposed merger with RRI Energy, Inc. (“RRI Energy”), including the timing, receipt and terms and conditions of required stockholder, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the diversion of management’s time and attention from our ongoing business during the time Mirant is seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; price mitigation strategies employed by ISOs or RTOs that reduce Mirant’s revenue and may result in a failure to compensate Mirant’s generating units adequately for all of their costs; changes in the rules used to calculate capacity, energy and ancillary services payments; legal and political challenges to the rules used to calculate capacity, energy and ancillary services payments; volatility in Mirant’s gross margin as a result of Mirant’s accounting for derivative financial instruments used in its asset management, proprietary trading and fuel oil management activities and volatility in its cash flow from operations resulting from working capital requirements, including collateral, to support its asset management, proprietary trading and fuel oil management activities; Mirant’s ability to enter into intermediate and long-term contracts to sell power or to hedge our future expected generation of power, and to obtain adequate supply and delivery of fuel for its generating facilities, at Mirant’s required specifications and on terms and prices acceptable to it; the failure to utilize new or advancements in power generation technologies; the inability of Mirant’s operating subsidiaries to generate sufficient cash flow to support its operations; the potential limitation or loss of Mirant’s net operating losses notwithstanding a continuation of its stockholder rights plan; Mirant’s ability to borrow additional funds and access capital markets; strikes, union activity or labor unrest; Mirant’s ability to obtain or develop capable leaders and its ability to retain or replace the services of key employees; weather and other natural phenomena, including hurricanes and earthquakes; the cost and availability of emissions allowances; curtailment of operations and reduced prices for electricity resulting from transmission constraints; Mirant’s ability to execute its business plan in California, including entering into new tolling arrangements in respect of its existing generating facilities; Mirant’s ability to execute its development plan in respect of its Marsh Landing generating facility, including obtaining the permits necessary for construction and operation of the generating facility, and completing the construction of the generating facility by mid-2013; the ability of Mirant Marsh Landing, LLC to meet the conditions to drawing under the Marsh Landing credit agreement; the ability of the lenders under the Marsh Landing credit facility to fund under the Marsh Landing credit agreement; Mirant’s relative lack of geographic diversification of revenue sources resulting in concentrated exposure to the Mirant Mid-Atlantic market; the ability of lenders under Mirant North America’s revolving credit facility to perform their obligations; war, terrorist activities, cyberterrorism and inadequate cybersecurity, or the occurrence of a catastrophic loss; the failure to provide a safe working environment for Mirant’s employees and visitors thereby increasing Mirant’s exposure to additional liability, loss of productive time, other costs, and a damaged reputation; Mirant’s consolidated indebtedness and the possibility that Mirant or its subsidiaries may incur additional indebtedness in the future; restrictions on the ability of Mirant’s subsidiaries to pay dividends, make distributions or otherwise transfer funds to Mirant, including restrictions on Mirant North America contained in its financing agreements and restrictions on Mirant Mid-Atlantic contained in its leveraged lease documents, which may affect Mirant’s ability to access the cash flows of those subsidiaries to make debt service and other payments and meet its equity funding obligations in respect of the Marsh Landing project; the failure to comply with, or monitor provisions of Mirant’s loan agreements and debt may lead to a breach and, if not remedied, result in an event of default thereunder, which would limit access to needed capital and damage Mirant’s reputation and relationships with financial institutions; and the disposition of the pending litigation described in Mirant’s Form 10-Q for the quarter ended June 30, 2010, filed with the Securities and Exchange Commission (“SEC”).

Mirant undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise. The foregoing review of factors that could cause Mirant’s actual results to differ materially from those contemplated in the forward-looking statements included in this letter to stockholders should be considered in connection with information regarding risks and uncertainties that may affect Mirant’s future results included in Mirant’s filings with the SEC at www.sec.gov.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger is contained in the joint proxy statement/prospectus. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced registration statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.